Exhibit 99.1

Aurora Mobile Limited Announces Third Quarter 2018

Unaudited Financial Results

SHENZHEN, CHINA – November 20, 2018 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ:JG), a leading mobile big data solutions platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights

•	Revenues were RMB196.8 million (US$28.7 million), an increase of 116% year-over-year.

•	Cost of revenues was RMB143.6 million (US$20.9 million), an increase of 111% year-over-year.

•	Gross profit was RMB53.2 million (US$7.7 million), an increase of 130% year-over-year.

•	Total operating expenses were RMB78.9 million (US$11.5 million), an increase of 76% year-over-year.

•	Net loss was RMB8.6 million (US$1.3 million), compared with net loss of RMB23.3 million for the same period of last year.

•	Adjusted EBITDA (non-GAAP) was negative RMB6.9 million (US$1.0 million), compared with negative RMB18.9 million for the same period of last year.

Third Quarter 2018 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 991,000 as of September 30, 2018 from approximately 648,000 as of September 30, 2017.

•	Number of monthly active unique mobile devices increased to 1.03 billion in September 2018 from 739 million in September 2017.

•	Cumulative SDK installations increased to 17.4 billion as of September 30, 2018 from 9.9 billion as of September 30, 2017.

•	Number of paying customers increased to 1,877 in the third quarter of 2018 from 1,311 in the third quarter of 2017.

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“In the third quarter of 2018, we delivered strong financial and operational results where the number of mobile apps using our services grew from 648,000 as of September 30, 2017 and 888,000 as of June 30, 2018 to approximately 991,000 as of September 30, 2018.” commented Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile.

“The number of monthly active unique devices we covered increased from 739 million in September 2017 and 971 million in June 2018 to 1.03 billion in September 2018. Cumulative SDK installations increased sequentially from 14.9 billion and 9.9 billion during the third quarter last year to 17.4 billion. The number of paying customers increased from 1,602 last quarter and 1,311 during the third quarter of 2017 to 1,877.”

“Building on good growth momentum in the previous quarter, third quarter revenues grew to RMB196.8 million from RMB165.1 million last quarter and RMB91.2 million during the third quarter last year, an increase of 19% and 116%, respectively. The increase was contributed by both a higher number of paying customers and higher average spending per paying customer for our developer services and data solutions businesses.

Mr. Fei Chen, President of Aurora Mobile, commented: “Developer services revenues increased by 51% year-over-year from RMB10.4 million to RMB15.7 million, primarily due to growth in the number of paying customers from 804 to 1,170.

Within the data solutions revenues, targeted marketing revenue increased by 114% from RMB74.5 million to RMB159.0 million year-over-year. The increase was fueled by the increases in both the number of customers and the average spending per paying customer. Our targeted marketing business, which is purely performance based, continued to see strong growth traction. Demand from our existing customers as well as new customers resulted in a 21% quarter-over-quarter strong revenue growth.

Other vertical data solutions revenues increased by 253% year-over-year from RMB6.2 million to RMB22.0 million. This was mainly due to the increases in both the number of paying customers and average spending per paying customer.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “With the strong year-over-year growth in both the revenue and gross profit, of 116% and 130% respectively, and the scalability of our business model, we managed to narrow the net loss to RMB8.6 million in the third quarter of 2018, compared to net loss of RMB23.3 million in the same quarter last year.”

Third Quarter 2018 Financial Results

Revenues were RMB196.8 million (US$28.7 million), an increase of 116% from RMB91.2 million in the same quarter of last year, mainly due to an increase in the number of customers by 43% from 1,311 in the third quarter of 2017 to 1,877 in the third quarter of 2018, and an increase in average spending per customer by 51% from RMB69,500 in the third quarter of 2017 to RMB104,800 in the third quarter of 2018.

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Cost of revenues was RMB143.6 million (US$20.9 million), an increase of 111% from RMB68.1 million in the third quarter of 2017. The increase was mainly due to the increases in the cost of media inventory by RMB69.9 million, bandwidth cost by RMB3.1 million, staff cost by RMB0.6 million and depreciation of servers by RMB0.6 million.

Gross profit was RMB53.2 million (US$7.7 million), an increase of 130% from RMB23.1 million year-over-year, mainly due to the significant revenue growth during the same period.

Total operating expenses were RMB78.9 million (US$11.5 million), an increase of 76% from RMB44.9 million in the same quarter of last year.

•

Research and development expenses were RMB37.2 million (US$5.4 million), an increase of 93% from RMB19.2 million in the same quarter of last year, mainly due to increases in staff cost by RMB13.1 million, bandwidth and cloud cost by RMB2.3 million, and depreciation of servers by RMB1.2 million.

•

Sales and marketing expenses were RMB24.2 million (US$3.5 million), an increase of 38% from RMB17.5 million in the same quarter of last year, mainly due to an increase in the staff cost by RMB6.5 million.

•

General and administrative expenses were RMB17.6 million (US$2.6 million), an increase of 113% from RMB8.2 million in the same quarter of last year, mainly due to increases in professional fees by RMB2.2 million and staff cost by RMB4.5 million.

Loss from operations was RMB25.8 million (US$3.8 million), compared with RMB21.9 million in the same quarter of last year.

Net Loss was RMB8.6 million (US$1.3 million), compared with RMB23.3 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB14.1 million (US$2.1 million), compared with RMB21.4 million for the same period of last year.

Adjusted EBITDA (non-GAAP) was negative RMB6.9 million (US$1.0 million) compared with negative RMB18.9 million for the same period of last year.

As of September 30, 2018, the Company had cash and cash equivalents and restricted cash of RMB681.6 million (US$99.2 million), compared with RMB208.3 million as of December 31, 2017.

Business Outlook

For the fourth quarter of 2018, the Company expects total revenues to be between RMB215 million and RMB220 million, representing year-over-year growth of approximately 92% to 96%.

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The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company will host a conference call to discuss the earnings at 7:00 a.m. Eastern Time on Tuesday, November 20, 2018 (8:00 p.m. Hong Kong time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+65-6713-5090
U.S.:	+1-845-675-0437
Hong Kong:	+852 3018-6771
China:	400-620-8038
Passcode:	5778115

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, November 27, 2018.

Dial-in numbers for the replay are as follows:

International:	+61-2-8199-0299
U.S. Toll Free:	1-855-452-5696
Passcode:	5778115

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at http://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation and change in fair value of derivative liability. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax (expense) benefit, share-based compensation and change in fair value of derivate liability.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

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The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

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About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile big data solutions platform in China, and a pioneer in providing mobile developer services such as push notification, instant messaging, analytics, sharing and short message service (SMS). Aurora Mobile has accumulated data from approximately 991 thousand mobile applications that have utilized the Company’s developer services and nearly 17.4 billion installations of the Company’s software development kits (SDKs), with monthly active unique device base of nearly 1.03 billion, as of September 2018. Based on Aurora Mobile’s vast data coverage and insights garnered, the Company has expanded its offerings into big data solutions, including targeted marketing, financial risk management, market intelligence and location-based intelligence. By utilizing artificial intelligence and machine learning, Aurora Mobile strives to help improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

For more information, please visit http://ir.jiguang.cn/

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 28, 2018.

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AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,		September 30,	September 30,
	2017	2018	2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	91,152	165,125	196,771	28,650	172,639	488,288	71,096

Cost of revenues	(68,080)	(118,102)	(143,616)	(20,911)	(134,095)	(353,520)	(51,474)

Gross profit	23,072	47,023	53,155	7,739	38,544	134,768	19,622

Operating expenses
Research and development	(19,241)	(31,611)	(37,200)	(5,416)	(50,162)	(93,224)	(13,574)
Sales and marketing	(17,453)	(21,629)	(24,156)	(3,517)	(42,474)	(63,216)	(9,204)
General and administrative	(8,237)	(15,433)	(17,554)	(2,556)	(23,945)	(46,574)	(6,781)

Total operating expenses	(44,931)	(68,673)	(78,910)	(11,489)	(116,581)	(203,014)	(29,559)

Loss from operations	(21,859)	(21,650)	(25,755)	(3,750)	(78,037)	(68,246)	(9,937)

Foreign exchange (loss) gain, net	(1,561)	424	921	134	(2,174)	(74)	(11)
Interest income	96	80	965	141	247	1,104	161
Interest expense	(46)	(1,901)	(2,494)	(363)	(66)	(4,455)	(649)
Other income	103	1,919	5,772	840	557	7,809	1,137
Change in fair value of derivative liability	—	9,294	12,008	1,748	—	21,302	3,102

Loss before income taxes	(23,267)	(11,834)	(8,583)	(1,250)	(79,473)	(42,560)	(6,197)

Income tax benefit	9		—	—	3,969	5	1

Net loss	(23,258)	(11,834)	(8,583)	(1,250)	(75,504)	(42,555)	(6,196)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,		September 30,	September 30,
	2017	2018	2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(23,258)	(11,834)	(8,583)	(1,250)	(75,504)	(42,555)	(6,196)

Accretion of contingently redeemable convertible preferred shares	(6,807)	(10,279)	(2,938)	(428)	(20,293)	(24,094)	(3,508)

Net loss attributable to common shareholders	(30,065)	(22,113)	(11,521)	(1,678)	(95,797)	(66,649)	(9,704)

Net loss per share:
Basic	(0.70)	(0.52)	(0.17)	(0.02)	(2.24)	(1.31)	(0.19)
Diluted	(0.70)	(0.52)	(0.17)	(0.02)	(2.24)	(1.31)	(0.19)

Shares used in net loss per share computation:
Basic	42,666,670	42,666,670	67,374,846	67,374,846	42,666,670	50,993,235	50,993,235
Diluted	42,666,670	42,666,670	67,374,846	67,374,846	42,666,670	50,993,235	50,993,235

Other comprehensive loss
Foreign currency translation adjustments	(2,177)	(2,059)	8,160	1,188	(5,787)	2,476	361

Total other comprehensive loss, net of tax	(2,177)	(2,059)	8,160	1,188	(5,787)	2,476	361

Comprehensive loss	(25,435)	(13,893)	(423)	(62)	(81,291)	(40,079)	(5,835)

Comprehensive loss attributable to Aurora Mobile Limited	(25,435)	(13,893)	(423)	(62)	(81,291)	(40,079)	(5,835)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2017	September 30, 2018
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	208,161	681,479	99,225
Restricted cash	115	115	17
Accounts receivable	49,594	131,735	19,181
Prepayments and other current assets	34,228	72,695	10,584
Amounts due from related parties	1,260	1,917	279

Total current assets	293,358	887,941	129,286

Non-current assets:
Other non-current assets	1,806	4,872	709
Long-term investments	10,980	21,032	3,062
Property and equipment, net	53,023	97,510	14,198
Intangible assets, net	283	452	66

Total non-current assets	66,092	123,866	18,035

Total assets	359,450	1,011,807	147,321

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	8,340	24,680	3,593
Deferred revenue and customer deposits	49,557	59,488	8,662
Accrued liabilities and other current liabilities	52,639	92,689	13,495
Amounts due to related parties	6,110	3,361	489

Total current liabilities	116,646	180,218	26,239

Non-current liabilities:
Other non-current liabilities	216	159	23
Deferred tax liabilities	5	—	—
Deferred revenue	330	70	10
Convertible notes	—	214,217	31,191

Total non-current liabilities	551	214,446	31,224

Total liabilities	117,197	394,664	57,463

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	As of
	December 31, 2017	September 30, 2018
	RMB	RMB	US$
Mezzanine equity	466,637	—	—

Shareholders’ (deficit) equity
Common shares	26	48	7
Additional paid-in capital	13,689	919,370	133,863
Accumulated deficit	(234,810)	(301,462)	(43,894)
Accumulated other comprehensive loss	(3,289)	(813)	(118)

Total shareholders’ (deficit) equity	(224,384)	617,143	89,858

Total liabilities, mezzanine equity and shareholders’ deficit	359,450	1,011,807	147,321

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30,	June 30,	September 30,		September 30,	September 30,
	2017	2018	2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(23,258)	(11,834)	(8,583)	(1,250)	(75,504)	(42,555)	(6,196)
Add:
Share-based compensation	1,849	4,057	6,493	945	6,510	13,387	1,949
Change in fair value of derivative liability	—	(9,294)	(12,008)	(1,748)	—	(21,302)	(3,102)

Adjusted net loss	(21,409)	(17,071)	(14,098)	(2,053)	(68,994)	(50,470)	(7,349)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(23,258)	(11,834)	(8,583)	(1,250)	(75,504)	(42,555)	(6,196)
Add:
Interest expense	46	1,901	2,494	363	66	4,455	649
Depreciation of property and equipment	2,478	4,015	4,599	670	6,014	11,924	1,736
Amortization of intangible assets	9	27	71	10	9	125	18
Income tax benefit	(9)	—	—	—	(3,969)	(5)	(1)

EBITDA	(20,704)	(5,891)	(1,419)	(207)	(73,355)	(26,056)	(3,794)
Add:
Share-based compensation	1,849	4,057	6,493	945	6,510	13,387	1,949
Change in fair value of derivative liability	—	(9,294)	(12,008)	(1,748)	—	(21,302)	(3,102)

Adjusted EBITDA	(18,855)	(11,128)	(6,934)	(1,010)	(66,845)	(33,971)	(4,947)